UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number   001-13144
CUSIP Number   45068B109

(Check One):         ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K     ☒ Form 10-Q
☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:     September 30, 2016

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________________

PART I – REGISTRANT INFORMATION

ITT Educational Services, Inc.
Full Name of Registrant

Former Name if Applicable
13000 N. Meridian Street
Address of Principal Executive Office (Street and Number)
Carmel, IN 46032
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ITT Educational Services, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Form 10-Q”) by the filing deadline and that it will not file the Form 10-Q within the five-day extension permitted by Rule 12b-25 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  On September 16, 2016, the Company and its subsidiaries ESI Service Corp. and Daniel Webster College, Inc. (the “Subsidiaries”) ceased operations and commenced bankruptcy proceedings (the “Chapter 7 Cases”) by filing voluntary petitions for relief under the provisions of Chapter 7 of Title 11 of the United States Code, 11 U.S.C. sections 101 et seq. in the United States Bankruptcy Court for the Southern District of Indiana, Indianapolis Division. The Chapter 7 Cases are pending as In re ITT Educational Services, Inc. (Case No. 16-07207-7A), In re ESI Service Corp. (Case No. 16-07208-JJG-7A), and In re Daniel Webster College, Inc. (Case No. 16-07209-7A).

Deborah J. Caruso has been appointed as the Trustee (the “Trustee) in the Chapter 7 Cases and will liquidate the Company’s and the Subsidiaries’ remaining assets.  All of the Company's and the Subsidiaries’ material business activities have ceased.  Neither the Company nor the Trustee will have access to the Company’s former accounting staff or a registered independent public accounting firm and, therefore, no longer have the capability to prepare the financial statements and other disclosures required for the Form 10-Q or any other periodic reports that may be required to be filed thereafter pursuant to the Exchange Act.  As a result, the Company and the Trustee, on the Company’s behalf, lack the resources and personnel to prepare and file any future reports with the SEC and do not intend to make any additional filings with the SEC.

Additional information regarding the Chapter 7 Cases may be obtained from http://www.insb.uscourts.gov/ or www.ittchapter7.com.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Deborah J. Caruso, Trustee in Bankruptcy	(317)	634-0300
(Name)	(Area Code)	(Telephone Number)

       (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes     ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is unable to provide a reasonable estimate of its results of operations as a result of the factors discussed above.

ITT EDUCATIONAL SERVICES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   October 12, 2016                       By  /s/ Deborah J. Caruso
                                                                             Deborah J. Caruso, Trustee in Bankruptcy

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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